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                                                   [NEWSLETTER - JCPENNEY TODAY]

                                                                     MAY 5, 1997


A Message from Chairman and Chief Executive Officer Jim Oesterreicher to Associate Stockholders

[Photo of J.E. Oesterreicher appears here]

JCPenney active and retired associates own significant amounts of JCPenney stock in our Savings Plans which enables them to share not only in the growth and profitability of our Company, but also in its future direction.

You have recently received JCPenney's 1997 Proxy Statement and 1996 Annual Report to Stockholders along with two proxy/voting instruction cards relating to shares of voting stock held in the Company's Savings Plans. The Proxy Statement contains two stockholder proposals, one regarding the Company's classified Board structure and the other regarding the Stockholder Rights Plan. These are substantially similar to proposals submitted by the same proponents in prior years. YOUR BOARD OF DIRECTORS HAS CAREFULLY EVALUATED THESE TWO PROPOSALS AND URGES YOU TO VOTE AGAINST THEM FOR REASONS OUTLINED IN DETAIL IN THE PROXY STATEMENT AND AS SUPPLEMENTED BELOW.

The Board's recommendation that you vote against the two stockholder proposals reflects its strong view that the proper and effective management of the Company and the interests of all stockholders are enhanced by the presence of the Company's classified Board of Directors and Stockholder Rights Plan. They have enabled your Company's management to focus its attention on its core JCPenney Store and Catalog operations during a period of great change and turmoil in the retail business, as well as take advantage of exciting business opportunities such as your Company's recent acquisition of Eckerd Corporation.

We are proud that during the past five years, JCPenney's total revenues have increased from $18.5 billion to $23.6 billion and associate employment has increased from 192,000 to 205,000 (an increase of 13,000 associates). With the Eckerd acquisition, total revenues are expected to exceed $30 billion in 1997 and we welcome an additional 47,000 associates. Over the past five years the Company's annual dividend has increased by 49%, rising from $1.44 annually in 1993 to $2.14 in 1997. For the past five fiscal years ending January 25, 1997, JCPenney's total stockholder return has been 107% as compared to 42% for the Standard & Poor's retail department store index. Obviously, this total stockholder return is based on the price of the stock on the day the percentages are calculated.

As an associate stockholder you benefit directly from this performance through the comprehensive benefits and career opportunities the Company is able to provide. A prime example is the Company's match of JCPenney stock on your Savings Plans deposits, which directly benefits your retirement savings. The value of this JCPenney stock match for every dollar you contributed was 76 cents in 1996 and topped the already strong 15-year average match of 70 cents.
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Accordingly, we ask our associate stockholders in making their voting decisions to oppose the classified Board of Directors and Stockholder Rights Plan proposals by marking the "Against" boxes regarding proposals 4 and 5 on your proxy cards. The instructions on your proxy/voting instruction cards will be kept confidential from the Company and its directors, officers, and associates, as more fully described in the Proxy Statement under the heading "Confidential Voting."

Thank you for your continuing and loyal support of JCPenney.

                                             Regards,

                                             /s/ Jim Oesterreicher

                                             Jim Oesterreicher

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